Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on October 07, 2021

NFA ID 0240934 MACQUARIE BANK LIMITED
Submitted by KAREN PALUMBO (PALUMBOK4)

Business Information

Street Address 1	**LEVEL 6**
Street Address 2	**50 MARTIN PLACE**
City	**SYDNEY**
Province	**NSW**
Zip/Postal Code	**2000**
Country	**AUSTRALIA**
Phone Number	**61-2-8232-3333**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**ANDREW**
Last Name	**STEWART**
Street Address 1	**FUTURES DIVISION**
Street Address 2	**LEVEL 1, 50 MARTIN PLACE**
City	**SYDNEY**
Zip/Postal Code	**NSW 2000**
Country	**AUSTRALIA**
Phone	**612 8232 3088**
Fax	**612 8232 4412**
Email	**ANDREW.STEWART@MACQUARIE.COM**

Location of Business Records

Street Address 1	**LEVEL 6**
Street Address 2	**50 MARTIN PLACE**
City	**SYDNEY**
Province	**NSW**
Zip/Postal Code	**2000**
Country	**AUSTRALIA**

Registration Contact Information

First Name	**KAREN**
Last Name	**PALUMBO**
Street Address 1	**1301 RIVERPLACE BLVD L5**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32207**
Country	**UNITED STATES**
Phone	**904-614-8227**
Email	**RMGREGISTRATION@MACQUARIE.COM**

Enforcement/Compliance Communication Contact Information

First Name	**ARMAND**
Last Name	**NAKKAB**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**125 WEST 55TH STREET**
Street Address 2	**L20**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-231-1206**
Email	**ARI.NAKKAB@MACQUARIE.COM**

First Name	**NICOLE**
Last Name	**SPAUR**
Title	**MANAGING DIRECTOR**
Street Address 1	**ONE ALLEN CENTER 500 DALLAS STREET**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**731-275-8926**
Email	**NICOLE.SPAUR@MACQUARIE.COM**

Membership Contact Information

Membership Contact

First Name	**NICOLE**
Last Name	**SPAUR**
Street Address 1	**ONE ALLEN CENTER, 500 DALLAS**
Street Address 2	**LEVEL 31**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**713-275-8926**
Fax	**713-275-8978**
Email	**NICOLE.SPAUR@MACQUARIE.COM**

Accounting Contact

First Name	**MARWA**
Last Name	**EL-ATRIBI**
Street Address 1	**125 W. 55TH STREET**
Street Address 2	**LEVEL 23**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-231-1578**
Fax	**212-231-1598**
Email	**MARWA.EL-ATRIBI@MACQUARIE.COM**

Arbitration Contact

First Name	**NICOLE**
Last Name	**SPAUR**
Street Address 1	**ONE ALLEN CENTER, 500 DALLAS**
Street Address 2	**LEVEL 31**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**713-275-8926**
Fax	**713-275-8978**
Email	**NICOLE.SPAUR@MACQUARIE.COM**

Compliance Contact

First Name	**NICOLE**
Last Name	**SPAUR**
Street Address 1	**ONE ALLEN CENTER, 5 DALLAS**
Street Address 2	**LEVEL 31**
City	**HOUSTON**
State (United States only)	**TEXAS**
Zip/Postal Code	**77002**
Country	**UNITED STATES**
Phone	**713-275-8926**
Fax	**713-275-8978**
Email	**NICOLE.SPAUR@MACQUARIE.COM**

Chief Compliance Officer Contact

First Name	**ARMAND**
Last Name	**NAKKAB**
Street Address 1	**125 W. 55TH STREET**
Street Address 2	**LEVEL 20**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-231-1206**
Email	**ARI.NAKKAB@MACQUARIE.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.